SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
[August 31, 2005]
Metso Corporation
(Translation of registrant’s name into English)
Fabianinkatu 9 A,
PO Box 1220
FIN-00101
Helsinki, Finland
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F	☑	Form 40-F	☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-

SIGNATURE
Metso’s strategic focus on profitable growth; New financial targets set; Corporate structure to be further reviewed

SIGNATURES
Date August 31, 2005
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.
Name:

Olli Vaartimo	Harri Luoto
Executive Vice President and CFO	Senior Vice President,
Metso Corporation	General Counsel
Metso Corporation

Metso’s strategic focus on profitable growth; New financial targets set; Corporate structure to be further reviewed
(Helsinki, Finland, August 31, 2005) – Metso Corporation (NYSE: MX; OMX: MEO)
Conference call for media representatives today, Wednesday, August 31, 2005 in English at 10.00 a.m. and in Finnish at 12.55 p.m.
Metso Corporation’s Board of Directors has accepted Metso’s Management Agendas and financial targets for 2006-2008 following the annual strategic review, which started in February 2005. Over the past 18 months Metso has made significant progress on restructuring the business and improving profitability. The strategic focus is now gradually shifting towards profitable growth, which will be attained through improved customer satisfaction and operational excellence.
In 2006-2008 Metso aims to deliver:
•	Annual net sales growth of some 10 percent.
•	Consistently more than 15 percent return on capital employed (ROCE-%).
•	An operating profit margin (EBIT-%) of 9 percent towards the end of the strategy period.
•	An annual dividend of at least 40% of earnings per share.
•	A solid investment grade company status in credit rating.
“Our recent track record demonstrates that we have ability to improve the efficiency and productivity of our operations. This together with the continuing good market situation will form a solid bases for profitable growth and further creation of shareholder value,” says Jorma Eloranta, President and CEO of Metso Corporation. “The new medium-term targets set for our Business Areas are clearly tougher than the 2005 targets – but they are realistic. We have concrete action plans and several programs in place to meet these targets.”
“As a part of the 2005 strategy process, Metso has also considered various alternative corporate structures, including a separate listing of Metso Minerals. The implementation of our ongoing shift towards profitable growth will require strong commitment and focus from the management, so, just at this point in time, the benefits of the current structure overweigh the alternatives. There are, however, valid arguments for alternative corporate configurations, and therefore the Metso Board has decided to commission a more detailed feasibility study to assess these alternatives. The financial adviser in this study is Goldman Sachs, and it is estimated to be completed by the end of the first quarter in 2006,” Eloranta says.
Metso’s Management Agenda 2006-2008
In 2006-2008 Metso will be targeting some 10 percent growth annually to support the sustainable profit development and to strengthen its market leadership position. The growth will be attained both organically and through complementary acquisitions.

All Metso Business Areas will continue their efforts to improve profitability, productivity and quality and enhance customer satisfaction.
Metso will complement its life cycle offering both through its own development and through acquisitions. Metso is also planning to enhance its sales, customer service, sourcing and production close to the customers, especially in emerging markets such as China, India and South America.
Financial targets 2006-2008
Metso’s target is to reach ROCE-% of more than 15 percent regardless of the business cycle.
Another key target will be an operating profit margin (EBIT-%) of 9 percent. The Business Area-specific EBIT-% targets are: over 8 percent for Metso Paper, over 11 percent for Metso Minerals and over 12 percent for Metso Automation. The companies belonging to Metso Ventures are dissimilar in nature and operate in different markets, so no medium-term EBIT-% target has been set for Metso Ventures.
Reaching the corporate-level EBIT-% target of 9 percent will require that Metso’s Business Areas successfully complete the ongoing development programs and that the market demand is at least at the current level. Metso is continuing measures to decrease the negative impact of cyclicality on its financial performance.
Financial targets for 2006
Metso estimates that the favorable market situation in civil construction and in the mining and energy segments will continue in 2006, while the pulp and paper industry demand is expected to be on par with 2005. Based on this estimate on market environment and taking into consideration Metso’s development phase, the operating profit margin target for Metso Corporation in 2006 is to exceed 7 percent.
While no major improvements in the pulp and paper market situation are expected in 2006, Metso Paper will continue its efforts to improve its operational excellence. Consequently, the business area’s EBIT-% target is 6 percent in 2006. It is estimated that Metso Paper will be able to achieve the over 8 percent target toward the end of the strategy period.
Due to the good progress achieved to date in operational excellence together with the continuing high demand in the civil construction and mining industries, the EBIT-% target for Metso Minerals is 10 percent in 2006.
The market situation for Metso Automation is expected to continue to be good in the energy, oil and gas industry and satisfactory in the pulp and paper industry. Metso Automation will scale up its investments in growth, and the EBIT-% target for Metso Automation for 2006 is 11 percent.
Metso Ventures’ EBIT-% target for 2006 is 6 percent.
Metso’s capital structure target is to be a solid investment grade company.

New dividend policy
The Board has established a new dividend policy according to which Metso distributes an annual dividend of at least 40 percent of earnings per share to its shareholders.
More information about Metso’s Management Agendas as well as purpose and vision statements, strategic goals, values and ethical principles can be found on www.metso.com.
Metso is a global technology corporation serving customers in the pulp and paper industry, rock and minerals processing, the energy industry and selected other industries. In 2004, the net sales of Metso Corporation were approx. EUR 4 billion, and it has some 22,000 employees in more than 50 countries. Metso’s shares are listed on the Helsinki and New York Stock Exchanges.
For further information, please contact at Metso Corporation:
Jorma Eloranta, President and CEO, tel. +358 204 84 3000
Olli Vaartimo, Executive Vice President and CFO, tel. +358 204 84 3010
or
USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 770 246 7237.
It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding expectations for general economic development and the market situation, expectations for customer industry profitability and investment willingness, expectations for company growth, development and profitability and the realization of synergy benefits and cost savings, and statements preceded by ”expects”, ”estimates”, ”forecasts” or similar expressions, are forward-looking statements. These statements are based on current decisions and plans and currently known factors. They involve risks and uncertainties which may cause the actual results to materially differ from the results currently expected by the company.
Such factors include, but are not limited to: general economic conditions, including fluctuations in exchange rates and interest levels which influence the operating environment and profitability of customers and thereby the orders received by the company and their margins; the competitive situation, especially significant technological solutions developed by competitors; the company’s own operating conditions, such as the success of production, product development and project management and their continuous development and improvement; the success of pending and future acquisitions and restructuring.
Conference call for the press:
Metso’s management will attend Capital Markets Day for investors and analysts being held in UK on Wednesday, August 31, 2005. Jorma Eloranta, President and CEO, will briefly talk with media representatives about Metso’s strategy and will answer questions in conference calls, which will be held
- in English on Wednesday, August 31, at
•	8:00-8:20 a.m. UK time
•	10:00-10:20 a.m. Finnish time
To participate in the English conference call, dial +358 20 365 955 (in Finland 020 365 955) a few minutes prior to the start of Jorma Eloranta’s presentation.
- in Finnish on Wednesday, August 31, at
•	10:55-11:15 a.m. UK time
•	12:55-1:15 p.m. Finnish time
To participate in the Finnish conference call, dial +358 800 12032 (in Finland 0800 12032) a few minutes prior to the start of Jorma Eloranta’s presentation.
The CMD presentations will be available at 11:00 a.m. Finnish time on the Internet at www.metso.com.